UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2012

Commission File Number: 000-53826

PLASTEC TECHNOLOGIES, LTD.

(Translation of registrant’s name into English)

Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Unaudited Financial Statements

This Report of Foreign Private Issuer on Form 6-K by Plastec Technologies, Ltd. (the “Company”) contains the Company’s unaudited financial results for the two- and nine-month transition periods ended September 30, 2012 for its fiscal year 2012.  The unaudited financial results for the two- and nine-month transition periods ended September 30, 2012 are as a result of the Company’s change in fiscal year end from April 30 to December 31 effective from September 11, 2012.  A copy of the press release issued by the Company announcing such financial results is attached to this report as Exhibit 99.1.

Forward Looking Statement

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects¨, “can¨, “continue¨, “could¨, “estimates¨, “intends¨, “may¨, “plans¨, “potential¨, “predict¨, “should¨ or “will¨ or the negative of these terms or other comparable terminology. These statements are only predictions and uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Report on Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations; changing legislation or regulatory environments; requirements or changes affecting the business in which the Company is engaged; industry trends, including factors affecting supply and demand; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the plastic industry; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	As at	As at
	September 30, 2012	April 30, 2012
	HK$	HK$
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	222,552	199,818
Trade receivables, less allowance for doubtful amounts of HK$nil and HK$nil as of September 30 & April 30, 2012 respectively	333,755	282,869
Inventories	122,130	128,387
Deposits, prepayment and other receivables	21,335	20,514
Total current assets	699,772	631,588

Property, plant and equipment	495,736	524,137
Prepaid lease payments	24,107	24,753
Other assets	9,987	12,813
Intangible assets	438	438
Total assets	1,230,040	1,193,729

LIABILITIES AND EQUITY
Current liabilities
Bank borrowings	121,806	156,866
Capital lease obligations	25	303
Trade payables	133,593	121,964
Other payables and accruals	135,076	115,109
Tax payable	75,369	72,936
Total current liabilities	465,869	467,178

Deferred tax liabilities	14,504	14,504
Total liabilities	480,373	481,682

Commitments and contingencies	-	-

Shareholders' equity
Preferred shares (US$0.001 par value; 1,000,000 share authorized, none issued and outstanding)	-	-
Ordinary shares (US$0.001 par value; 100,000,000 shares authorized, 14,292,228 and 14,352,903 shares issued and outstanding as of September 30, 2012 and April 30, 2012, respectively)	111	112
Additional paid-in capital	75,128	77,967
Accumulated other comprehensive income	14,866	15,514
Retained earnings	659,562	618,454
Total Plastec Technologies, Ltd. Shareholders' equity	749,667	712,047

Total liabilities and shareholders' equity	1,230,040	1,193,729

PLASTEC TECHNOLOGIES, LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (UNAUDITED)
(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 2 months ended		For the 9 months ended
	September 30,		September 30,
	2012	2011	2012	2011
	HK$	HK$	HK$	HK$

Revenue	244,121	240,978	982,728	1,033,750
Cost of revenues	(201,002)	(214,354)	(859,452)	(883,694)
Gross profit	43,119	26,624	123,276	150,056

Operating expenses
Selling, general and administrative expenses	(15,721)	(14,873)	(65,676)	(64,487)
Other income	484	77	2,620	529
Gain/(loss) on disposal of property, plant and equipment	(1,262)	55	(1,203)	611
Total operating expenses, net	(16,499)	(14,741)	(64,259)	(63,347)

Income from operations	26,620	11,883	59,017	86,709

Interest income	45	59	145	163
Interest expense	(446)	(544)	(1,810)	(2,327)
Income before income tax expense	26,219	11,398	57,352	84,545

Income tax expense	(1,196)	(2,611)	(5,865)	(21,877)
Net income	25,023	8,787	51,487	62,668

Other comprehensive income
Foreign currency translation adjustment	(248)	-	(649)	7,138
Comprehensive income attributable to
Plastec Technologies, Ltd.	24,775	8,787	50,838	69,806

Weighted average number of ordinary shares	14,292,228	16,733,196	14,498,320	13,469,699
Weighted average number of diluted ordinary shares	14,292,228	16,733,196	14,498,320	13,469,699

Basic earnings per share attributable to
Plastec Technologies, Ltd.	HK$1.8	HK$0.5	HK$3.6	HK$4.7
Diluted earnings per share attributable to
Plastec Technologies, Ltd.	HK$1.8	HK$0.5	HK$3.6	HK$4.7

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Ordinary Shares
	Number of Shares Outstanding	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total Equity
		HK$	HK$	HK$	HK$	HK$

Balance at April 30, 2011	16,733,196	131	169,973	8,106	568,050	746,260

Net income for the period	-	-	-	-	50,404	50,404
Share repurchases	(1,574,000)	(13)	(92,012)	-	-	(92,025)
Share redeemed and cancelled	(806,293)	(6)	6	-	-	-
Cumulative translation adjustment	-	-	-	7,408	-	7,408

Balance at April 30, 2012	14,352,903	112	77,967	15,514	618,454	712,047

Net income for the period	-	-	-	-	16,085	16,085
Share repurchases	(60,675)	(1)	(2,839)	-	-	(2,840)
Cumulative translation adjustment	-	-	-	(400)	-	(400)

Balance at July 31, 2012	14,292,228	111	75,128	15,114	634,539	724,892

Net income for the period	-	-	-	-	25,023	25,023
Cumulative translation adjustment	-	-	-	(248)	-	(248)

Balance at Sept 30, 2012	14,292,228	111	75,128	14,866	659,562	749,667

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 9 months ended
	September 30,
	2012	2011
	HK$	HK$

Operating activities
Net income after taxation	51,487	62,668
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	118,375	115,903
Net loss/(gain) on disposal of property, plant and equipment	1,203	(611)
Deferred tax charge	-	(652)
Change in operating assets and liabilities:
Trade receivables	(76,547)	1,084
Inventories	13,285	12,888
Deposits, prepayment and other receivables	(8,785)	1,064
Trade payables	9,657	(16,699)
Other payables and accruals	20,120	14,577
Tax payables	6,192	22,530

Net cash provided by operating activities	134,987	212,752

Investing activities
Purchase of property, plant and equipment	(69,066)	(123,646)
Proceeds from disposal of property, plant and equipment	12,491	2,615
Deposits for purchase of property, plant and equipment	(9,988)	(11,786)

Net cash used in investing activities	(66,563)	(132,817)

Financing activities
Repurchases of shares	(3,020)	-
Proceeds from bank borrowings	240,680	250,740
Repayment of bank borrowings	(268,695)	(305,957)
Repayment of capital lease obligations	(1,526)	(5,614)

Net cash used in financing activities	(32,561)	(60,831)

Effect of exchange rate changes on cash and cash equivalents	(400)	7,066

Net increase in cash and cash equivalents	35,863	19,104
Cash and cash equivalents, beginning of period	187,089	228,649
Cash and cash equivalents, end of period	222,552	254,819

Supplementary

Interest paid	1,665	2,165
Income tax paid	(327)	-

Management discussion and analysis

General

On September 11, 2012, the Company changed its fiscal year end from April 30 to December 31. The change in fiscal year end was made so that the Company’s fiscal year end would coincide with all the Company’s operating subsidiaries in the People’s Republic of China. The Company’s unaudited financial results contained herewith are for the two-and nine-month transition periods ended September 30, 2012 for its fiscal year 2012 to reflect the change for the fiscal year end date to December 31.

The unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“USGAAP”).  The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the amount of expenses reported during the period.  Actual results could differ from those estimates. Unless otherwise indicated, all financial information presented in HK$ may be converted to U.S.$ using the exchange rate of 7.8 HK$ for every 1 U.S.$.

Results of Operations

Operating results for the two months ended September 30, 2012 compared to the two months ended September 30, 2011

Revenue for the two months ended September 30, 2012 increased by HK$3.1 million or 1.3% to HK$244.1 million compared to the corresponding period in the prior year due to increased orders from most of the major customers despite still experiencing general delay in their new product launchings.

Cost of revenue for the two months ended September 30, 2012 decreased by HK$13.4 million or 6.2% to HK$201.0 million compared to the corresponding period in the prior year. The improvement resulted from the product mix with more value added services rendered during the period. In this connection, gross profit increased by HK$16.5 million or 62.0% to HK$43.1 million while gross profit margin increased to 17.7% from 11.0%.

Total selling, general and administrative expenses for the two months ended September 30, 2012 increased by HK$0.8 million or 5.7% to HK$15.7 million, while disposals of property, plant and equipment recorded a loss of HK$1.3 million compared to a gain of HK$55 thousand in the corresponding period in the prior year. Income before income tax expense increased by HK$14.8 million or 130.0% to HK$26.2 million, while income tax expense decreased by HK$1.4 million or 54.2% to HK$1.2 million.

As a result of the above factors, the Company recorded net income after tax of HK$25.0 million in the two months ended September 30, 2012, compared to a profit of HK$8.8 million in the corresponding period in the prior year, or an increase by 184.8%.

Operating results for the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011

Revenue for the nine months ended September 30, 2012 decreased by HK$51.0 million or 4.9% to HK$982.7 million compared to the corresponding period in the prior year due to an overall decrease in sales to our major customers especially in the first seven months as a result of slowdown in new products developments hence consequential delay in new product launchings by some of our major customers under the then market sentiment.

Cost of revenue for the nine months ended September 30, 2012 decreased by HK$24.2 million or 2.7% to HK$859.5 million compared to the corresponding period in the prior year.  The comparative decrease in cost of revenue was mainly attributable to increased sub-contracting expenses during the period.

Gross profit decreased by HK$26.8 million or 17.9% to HK$123.3 million while gross profit margin decreased to 12.5% from 14.5% accordingly.

Total selling, general and administrative expenses for the nine months ended September 30, 2012 increased by HK$1.2 million or 1.8% to HK$65.7 million, while disposals of property, plant and equipment recorded a loss of HK$1.2 million compared to a gain of HK$0.6 million in the corresponding period in the prior year.

Accordingly, income before income tax expense decreased by HK$27.2 million or 32.1% to HK$57.4 million, while income tax expenses decreased by HK$16.0 million or 73.2% to HK$5.9 million.  The income tax expense of HK$21.9 million in the corresponding period in the prior year was largely due to increased tax provisions provided under enterprise income tax in China.

The Company achieved net income after tax of HK$51.5 million in the nine months ended September 30, 2012 compared to HK$62.7 million in the corresponding period in the prior year, or a decrease by 17.8%.

Balance sheet positions as at September 30, 2012 compared to April 30, 2012

Total assets increased by HK$36.3 million or 3.0% to HK$1,230.0 million as at September 30, 2012 from HK$1,193.7 million as at April 30, 2012, which increase was mainly attributed to a HK$50.9 million increase in trade receivables and a HK$22.7 million increase in cash and cash equivalents, against a HK$28.4 million decrease in fixed assets and a HK$6.2 million decrease in inventories.

Total liabilities decreased by HK$1.3 million or 0.2% to HK$480.4 million as at September 30, 2012 from HK$481.7 million as at April 30, 2012, which decrease was mainly attributed to a HK$35.3 million decrease in bank borrowings and capital lease obligations, against a HK$11.6 million increase in trade payables and a HK$20.0 million increase in other payables and accruals.

Cashflow analysis

The Company has relied primarily upon internally generated funds and bank borrowings to finance its operations and expansion.

For the nine months ended September 30, 2012, the Company had generated HK$35.9 million cash inflow as compared to HK$19.1 million cash inflow in the same corresponding period in the prior fiscal year.  The increase was mainly attributed to net cash provided by operating activities of HK$135.0 million, offsetting net cash used in investing activities of HK$66.6 million for the purchase of property, plant and equipment, and net cash used in repayment of bank borrowings and capital lease obligations of HK$29.5 million as well as net cash used in repurchase of shares of HK$3.0 million.

Off-Balance Sheet Arrangements

The Company has not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties.  The Company has not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its combined financial statements.  Furthermore, the Company does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity.  The Company does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or that engages in leasing, hedging or research and development services with the Company. There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, net sales or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to an investor.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLASTEC TECHNOLOGIES, LTD.

By:	/s/ Kin Sun Sze-To
Name:	Kin Sun Sze-To
Title:	Chief Executive Officer

Dated:   November 13, 2012